May 5, 2015

Dear Fellow Royal Dutch Shell Shareowner:

CalPERS Supports Resolution #21 at Royal Dutch Shell – A Request for Climate Change Reporting

CalPERS is the largest public pension fund in the United States with approximately $308 billion in total assets under management and owner of approximately 12,251,097 shares in Royal Dutch Shell. CalPERS will be voting FOR resolution #21 at the Royal Dutch May 19, 2015 annual meeting of shareowners.

Royal Dutch Shell Management “Supports” Resolution #21

Resolution #21 is a management supported resolution filed by a coalition of asset owners assembled by CCLA Investment Management. The resolution is asking the company to report on the risks and opportunities associated with climate change through routine annual disclosures. The resolution highlights five specific areas:

●	Ongoing operational emissions management
●	Asset portfolio resilience to post-2035 scenarios
●	Low carbon energy R&D and investment strategies
●	Strategic KPI’s and executive incentives
●	Public policy interventions

Vote “FOR” Resolution #21 on Climate Change Reporting

CalPERS believes companies should provide accurate and timely disclosure of environmental risks and opportunities associated with climate change. We welcome Royal Dutch’s support of resolution #21.

Should you have any questions about the CalPERS vote please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Anne Simpson
Senior Portfolio Manager – Investments
Director of CalPERS Global Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card – please return it to Royal Dutch Shell.  For additional information, please contact Garland Associates, Inc. at (561) 366-1165.